UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)   *

Matrixx Initiatives, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
57685L105
(Cusip Number)
William C. Verdi Porter Orlin LLC 666 Fifth Avenue, Suite 3403 New York, New York 10103 (212) 484-1064
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
January 26, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  (Continued on following pages)
Page 1 of 24 Pages
Exhibit Index Found on Page 22

13D
CUSIP No. 57685L105

1	NAMES OF REPORTING PERSONS Amici Associates, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 1,262,000 Shares, which is 13.4% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 24 Pages

13D
CUSIP No. 57685L105

1	NAMES OF REPORTING PERSONS Amici Qualified Associates, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 1,262,000 Shares, which is 13.4% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 24 Pages

13D
CUSIP No. 57685L105

1	NAMES OF REPORTING PERSONS The Collectors’ Fund, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 1,262,000 Shares, which is 13.4% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 765,424
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 765,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,424
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 24 Pages

13D
CUSIP No. 57685L105

1	NAMES OF REPORTING PERSONS Amici Healthcare, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 1,262,000 Shares, which is 13.4% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 270,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 270,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 24 Pages

13D
CUSIP No. 57685L105

1	NAMES OF REPORTING PERSONS Amici Fund International, Ltd.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 1,262,000 Shares, which is 13.4% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 47,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 47,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 24 Pages

13D
CUSIP No. 57685L105

1	NAMES OF REPORTING PERSONS CF Advisors, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 1,262,000 Shares, which is 13.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,088,424
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,088,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,088,424
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 24 Pages

13D
CUSIP No. 57685L105

1	NAMES OF REPORTING PERSONS Porter Orlin LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 1,262,000 Shares, which is 13.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,262,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,262,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 8 of 24 Pages

13D
CUSIP No. 57685L105

1	NAMES OF REPORTING PERSONS A. Alex Porter
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 1,262,000 Shares, which is 13.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,262,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,262,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 9 of 24 Pages

13D
CUSIP No. 57685L105

1	NAMES OF REPORTING PERSONS Paul E. Orlin
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 1,262,000 Shares, which is 13.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,262,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,262,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 10 of 24 Pages

This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on January 11, 2011 (together with all prior and current amendments thereto, this “Schedule 13D”).

Item 2.     Identity and Background

Item 2 is amended and restated in its entirety as follows:

 (a)          This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Porter Orlin Funds

(i)	Amici Associates, L.P., a New York limited partnership (“Amici Associates”), with respect to the Shares held by it;

(ii)	Amici Qualified Associates, L.P., a Delaware limited partnership (“Amici Qualified Associates”), with respect to the Shares held by it;

(iii)	The Collectors’ Fund, L.P., a New York limited partnership (“Collectors”), with respect to the Shares held by it;

(iv)	Amici Healthcare, L.P., a Delaware limited partnership (“Amici Healthcare”), with respect to the Shares held by it; and

(v)	Amici Fund International, Ltd., a British Virgin Islands business company (“Amici International”), with respect to the Shares held by it.

Amici Associates, Amici Qualified Associates, Collectors and Amici Healthcare are together referred to herein as the “Partnerships.” Amici International and the Partnerships are together referred to herein as the “Porter Orlin Funds.”

The General Partner

(vi)	CF Advisors, LLC, a Delaware limited liability company (the “General Partner”), which is the general partner of each of the Partnerships, with respect to the Shares held by each of the Partnerships.

                The Investment Manager

(vii)
Porter Orlin LLC, a Delaware limited liability company (the “Investment Manager”), with respect to the Shares held by each of the Porter Orlin Funds and by an account (the “Managed Account”) managed by the Investment Manager.

The Individual Reporting Persons

(viii)	The following persons, each of whom is a managing member of both the General Partner and the Investment Manager, with respect to the Shares

Page 11 of 24 Pages

held by the Porter Orlin Funds and the Managed Account: A. Alex Porter (“Porter”) and Paul E. Orlin (“Orlin”).

Porter and Orlin are together referred to herein as the “Individual Reporting Persons.”

(b)           The address of the principal business office of (i) the Partnerships, the General Partner and the Investment Manager is c/o Porter Orlin LLC, 666 Fifth Avenue, Suite 3403, New York, New York 10103, (ii) Amici International is Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands and (iii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(c)           The principal business of each of the Porter Orlin Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of the General Partner is to act as the general partner of the Partnerships.  The principal business of the Investment Manager is that of a registered investment adviser.  The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Porter Orlin Funds, the General Partner and the Investment Manager is set forth above.  Each of the Individual Reporting Persons is a citizen of the United States.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

                Item 3.     Source and Amount of Funds or Other Consideration

Item 3 is supplemented to report the following:

The net investment cost (excluding commissions) for the Shares held by each of Amici Associates, Amici Qualified Associates and Amici International is set forth below :

Entity	Shares Acquired	Approximate Net Investment Cost
Amici Associates	21,700	$174,685
Amici Qualified Associates	31,300	$251,965
Amici International	47,000	$378,350

The consideration for all such acquisitions was obtained from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by
Page 12 of 24 Pages

Amici Associates, Amici Qualified Associates and Amici International at their respective prime brokers.  Amici Associates, Amici Qualified Associates and Amici International hold certain securities in such margin accounts at their respective prime brokers, and the accounts may from time to time have debit balances.  It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

                Item 5.     Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

The Porter Orlin Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Porter Orlin Fund is incorporated herein by reference for each such Porter Orlin Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon 9,398,587 Shares outstanding as of November 30, 2010, as reported by the Company in its Schedule 14D-9 filed with the Securities and Exchange Commission on December 22, 2010.

(c)
The trade dates, number of Shares purchased or sold and the price per Share (excluding commissions) for all transactions in the Shares by the Porter Orlin Funds since the filing of the prior Schedule 13D are set forth on Schedules A-C hereto and are incorporated herein by reference.  All of such transactions were open-market transactions.

(d)
The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein.  The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Porter Orlin Funds as reported herein.  The Individual Reporting Persons are managing members of the General Partner and the Investment Manager.

(e)	Not applicable.

The General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the General Partner is incorporated herein by reference.

(c)	None.

(d)
The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein.  The Individual Reporting Persons are managing members of the General Partner.

Page 13 of 24 Pages

(e)	Not applicable.

The Investment Manager

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Investment Manager is incorporated herein by reference.

(c)	None.

(d)
The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Porter Orlin Funds and the Managed Account as reported herein.  The Individual Reporting Persons are managing members of the Investment Manager.

(e)	Not applicable.

The Individual Reporting Persons

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

(c)	None.

(d)
The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein.  The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Porter Orlin Funds and the Managed Account as reported herein.  The Individual Reporting Persons are managing members of both the General Partner and the Investment Manager.

(e)	Not applicable.

The Shares reported hereby for the Porter Orlin Funds are owned directly by the Porter Orlin Funds and those reported by the Investment Manager on behalf of the Managed Account are owned directly by the Managed Account.  The Investment Manager, as investment adviser to the Porter Orlin Funds and the Managed Account, may be deemed to be a beneficial owner of all such Shares owned by the Porter Orlin Funds and the Managed Account.  The General Partner, as general partner of the Partnerships, may be deemed to be a beneficial owner of all such Shares owned by the Partnerships.  The Individual Reporting Persons, as managing members of both the General Partner and the Investment Manager with the power to exercise investment discretion, may each be deemed to be a beneficial owner of all such Shares owned by the Porter Orlin Funds and the Managed Account.  Each of the General Partner, the Investment Manager and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Page 14 of 24 Pages

                Item 7.     Materials to be Filed as Exhibits

There is filed herewith as Exhibit 3 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

Page 15 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 2011

AMICI ASSOCIATES, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member	AMICI QUALIFIED ASSOCIATES, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member
THE COLLECTORS’ FUND, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member	AMICI HEALTHCARE, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member
AMICI FUND INTERNATIONAL, LTD. By: PORTER ORLIN LLC, its Investment Manager By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member	CF ADVISORS, LLC By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member

Page 16 of 24 Pages

PORTER ORLIN LLC By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member	/s/ A. Alex Porter A. Alex Porter, Individually /s/ Paul E. Orlin Paul E. Orlin, Individually

Page 17 of 24 Pages

ANNEX 1

Set forth below with respect to the General Partner and the Investment Manager is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons.  Set forth below with respect to each managing member of the General Partner and the Investment Manager is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The General Partner

(a)	CF Advisors, LLC
(b)	c/o Porter Orlin LLC
666 Fifth Avenue, Suite 3403
New York, New York 10103
(c)	Serves as general partner of investment partnerships
(d)	Delaware limited liability company
(e)	Managing Members: A. Alex Porter and Paul E. Orlin

2.	The Investment Manager

(a)	Porter Orlin LLC
(b)	666 Fifth Avenue, Suite 3403
New York, New York 10103
(c)	Serves as investment adviser to various investment funds and managed accounts
(d)	Delaware limited liability company
(e)	Managing Members: A. Alex Porter and Paul E. Orlin

3.	Managing Members of the General Partner and the Investment Manager

(a)	A. Alex Porter and Paul E. Orlin
(b)	c/o Porter Orlin LLC
666 Fifth Avenue, Suite 3403
New York, New York 10103
(c)	The principal occupation of each managing member of the General Partner and the Investment Manager is serving as a managing member of both the General Partner and the Investment Manager.
(d)	Each of the managing members of the General Partner and the Investment Manager is a citizen of the United States.

None of the managing members of the General Partner and the Investment Manager has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

Page 18 of 24 Pages

SCHEDULE A

AMICI ASSOCIATES, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) // SOLD (S)	PRICE PER SHARE ($)
01/26/2011	21,700 (P)	8.05

Page 19 of 24 Pages

SCHEDULE B

AMICI QUALIFIED ASSOCIATES, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) // SOLD (S)	PRICE PER SHARE ($)
01/26/2011	31,300 (P)	8.05

Page 20 of 24 Pages

SCHEDULE C

AMICI FUND INTERNATIONAL, LTD.

TRADE DATE	NO. OF SHARES PURCHASED (P) // SOLD (S)	PRICE PER SHARE ($)
01/26/2011	47,000 (P)	8.05

Page 21 of 24 Pages

 EXHIBIT INDEX

EXHIBIT 3	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 22 of 24 Pages

EXHIBIT 3
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  January 28, 2011

AMICI ASSOCIATES, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member	AMICI QUALIFIED ASSOCIATES, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member
THE COLLECTORS’ FUND, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member	AMICI HEALTHCARE, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member

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AMICI FUND INTERNATIONAL, LTD. By: PORTER ORLIN LLC, its Investment Manager By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member	CF ADVISORS, LLC By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member
PORTER ORLIN LLC By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member	/s/ A. Alex Porter A. Alex Porter, Individually /s/ Paul E. Orlin Paul E. Orlin, Individually

Page 24 of 24 Pages